VOTE ON INTERNET
Go to http://www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. (Eastern Time) on August 4, 2025.

CONTROL #

VOTE BY MAIL
Mark, sign and date your consent and return it in the envelope we have provided to 18 Lafayette Place, Woodmere, NY 11598.

VOTE BY E-MAIL
Mark, sign and date your proxy card and send it to vote@vstocktransfer.com.

VOTE BY FAX
Mark, sign and date your proxy card and return it to 646-536-3179.

VOTE AT THE MEETING
If you would like to vote at the Extraordinary General Meeting to be held on August 5, 2025 at 9:30 a.m., Eastern time (August 5, 2025 at 9:30 p.m., Hong Kong Time), please register in advance at:
https://meeting.vstocktransfer.com/TOPWINAUG25

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Extraordinary General Meeting of Shareholders - Top Win International Limited

▼ DETACH CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL LISTED PROPOSALS.

1. As a special resolution, subject to Proposal 2 being passed, to change the name of the Company from "Top Win International Limited" to "AsiaStrategy" and to authorize any one director, registered office provider or company secretary of the Company to do all such acts and things and execute all such documents to effect the same, including without limitation, attending to the necessary filing with the Registrar of Companies in the Cayman Islands.

☐ FOR ☐ AGAINST ☐ ABSTAIN

2. As a special resolution, subject to Proposal 1 being passed, to amend and restate the amended and restated memorandum and articles of association adopted by a special resolution of the Company passed on 20 November 2024 (the "Current M&A") and to adopt a second amended and restated memorandum and articles of association of the Company, in the form attached as Exhibit A to the accompanying Proxy Statement, in substitution for and in replacement of the Current M&A, and to authorise any one director, registered office provider or company secretary of the Company to do all such acts and things and execute all such documents to effect the same, including without limitation, attending to the necessary filing with the Registrar of Companies in the Cayman Islands.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Note: To consider and act upon such other business as may properly come before the Extraordinary General Meeting.

Date	**Signature**	**Signature, if held jointly**
____________________	______________________________	______________________________

Note: Please sign exactly as your name or names appear on this Proxy. If Shares are held jointly, each holder should sign. When signing as a executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT9999 90.00

TOP WIN INTERNATIONAL LIMITED
EXTRAORDINARY GENERAL MEETING
OF SHAREHOLDERS

To be Held August 5, 2025
at 9:30 a.m., Eastern Time
(August 5, 2025 at 9:30 p.m., Hong Kong Time)

Important Notice Regarding the Availability of Proxy Materials:

Materials for this Meeting are available at:

https://ts.vstocktransfer.com/irhlogin/TOPWIN

To Register for the Virtual Meeting, Please Visit:

https://meeting.vstocktransfer.com/TOPWINAUG25

▼ DETACH CARD HERE TO VOTE BY MAIL ▼

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

I/We, ____________________________________ (Name) of ____ (Address) being the registered holder(s) of ordinary shares in the capital of Top Win International Limi